SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

DETHRONE ROYALTY HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

250665106

(CUSIP Number)

Toby McBride
DeThrone Royalty Holdings, Inc.
5137 E. Armor St.
Cave Creek, AZ
602.326.8290

With Copies To:

Andrea Cataneo, Esq.
Timothy O’Brien, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

6/14/2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 250665106	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Toby McBride
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

28,125,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	28,125,000
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,125,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.77%
14	TYPE OF REPORTING PERSON

IN
* Represents 28,125,000 of the Issuer’s common stock that are owned directly by the Mr. McBride.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of DeThrone Royalty Holdings, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 5137 E. Armor St., Cave Creek, AZ 85331.

Item 2. Identity and Background.

(a)    Toby McBride is an individual (the “Reporting Person”).

(b)    The business address of Mr. McBride is 5137 E. Armor St., Cave Creek, AZ 85331.

(c)    Mr. McBride is the CEO, Treasurer, principal accounting officer and Chairman of the Issuer.

(d)    Mr. McBride has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    Mr. McBride has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. McBride is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Toby McBride

On March 26, 2012, Mr. McBride purchased 28, 125,000 shares of the Issuer’s common stock from the Issuer’s former shareholders pursuant to a spinoff transaction.

Item 4. Purpose of Transaction.

The shares acquired by the Reporting Person were issued for the purpose of acquiring an interest in the Issuer pursuant to a spinoff transaction, notwithstanding the Reporting Person’s role as an executive and director of the Issuer.

Item 5. Interest in Securities of the Issuer.

Mr. McBride may be deemed to be the beneficial  owner of  28,125,000 shares of the Issuer’s common stock, which constitutes approximately 26.77%  of  the 105,050,415 shares of the Issuer’s common stock outstanding as of April 30, 2013.

Other than the acquisition of the shares reported herein, the Reporting Persons have effected no transactions in the shares of the Issuer during the past 60 days.

No persons other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

Other than as set forth above, Mr. McBride is not the beneficial owners of any other shares of the Issuer’s common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Toby McBride

July 26, 2013	By:	/s/ Toby McBride
Name: Toby McBride